LOANS (continued)

We will allocate loans and repayments among the subaccounts in proportion to the amount in each as of the date of loan or repayment. Only the investment amount will reflect the investment results of the subaccounts. Since the amount you borrow is removed from the investment amount, a loan may have a permanent effect on the net cash value of this contract. The longer the loan is outstanding, the greater this effect is likely to be.

Excess Contract Debt.--If, on a monthly date, contract debt is ever equal to or more than the cash value, all the contract's benefits will end 61 days after that monthly date. We will mail a notice to you and any assignee of whom we know. Also, we may send a notice to the Insured's last known address. In the notice we will state the amount that, if paid to us, will reduce the contract debt enough to keep the contract's benefits from ending for a limited time.

Postponement of Loan.--We will usually make a loan within 7 days after we receive your request at our Service Office. But we have the right to defer making the loan if (1) the New York Stock Exchange is closed; or (2) the SEC requires that trading be restricted or declares an emergency; or (3) the SEC lets us defer payments to protect our contract owners.

                              EXCHANGE OF CONTRACT

Right to Exchange.--Before the second anniversary you may exchange this contract for a new contract of fixed benefit insurance on the Insured's life. You will not have to prove to us that the Insured is insurable. Also, you may make such an exchange at any time if there is a material change in the investment policy of a portfolio (see Change in Investment Policy on page 9). When we use the term new contract we mean the contract for which this contract may be exchanged.

Conditions.--Your right to make this exchange is subject to all these conditions: (1) You must ask for the exchange in writing in a form that meets our needs. (2) You must surrender the contract to us. (3) We must have your request and the contract at our Service Office while the contract is in force and not in default past its days of grace. (4) You must pay back any contract debt under this contract, to the extent it may exceed the loan value of the new contract. (5) You must pay any other charges required for the exchange.

Exchange Date.--The exchange date will be the later of: (1) the date we receive the contract and your request at our Service Office; and (2) the date we receive the payment, if any, required for the exchange. The new contract will take effect on the exchange date only if the Insured is then living. If the new contract takes effect, this contract will end just before the exchange date.

Contract Specifications.--The new contract will be on the Life Insurance Policy with Premium Flexibility plan. It will have a face amount equal to the face amount of this one. It will have the same contract date and issue age as this contract and be in the same rating class.

If, for any reason, we are not issuing the Life Insurance Policy with Premium Flexibility Contract on the exchange dates, then the new contract will be another life plan that we would regularly issue on that date for the same rating class, amount, issue age and sex.

A charge may be made on exchange in the following situation: If, on the date of exchange, the contract fund of this contract is less than the tabular contract fund, a charge will be made for the difference in the two amounts. If the contract fund of this contract is equal to or greater than the tabular contract fund, no charge will be made. In these cases, the contract fund of the new contract will be equal to that of this contract.

Exchange at Other Times.--You may be able to exchange this contract for a fixed benefit Life Insurance Policy with Premium Flexibility contract at a time other than those described under Right to Exchange above. But any such exchange may be made only if we consent, and will be subject to conditions and charges which we then determine.

                                     II-19